BOK FINANCIAL CORPORATION

                               EXHIBIT 11

                 STATEMENT REGARDING THE COMPUTATION OF
                           PER SHARE EARNINGS

                                                           1996           1995         1994
                                                     ------------------------------------------
COMPUTATION OF PRIMARY EARNINGS PER SHARE:
Primary Average Common Share Equivalents:
Common shares                                           21,111,892    21,091,029    21,120,023
Stock options                                              122,471        90,312        83,473
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Total primary average common share equivalents          21,234,363    21,181,341    21,203,496
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Income before Preferred Stock dividends                $54,127,000   $49,205,000   $45,065,000
Less stock dividends on Series A Preferred Stock         1,500,000     1,500,000     1,500,000
Less cash dividends on Citizens Holding Company                 --             -       113,000
 Preferred Stock
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 Net Income                                            $52,627,000   $47,705,000   $43,452,000
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Primary Earnings per Common Share Equivalent:
   Net Income                                          $      2.48   $      2.25   $      2.05
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COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE:
Fully Diluted Average Common Share Equivalents:
Common shares                                           21,111,892    21,091,029    21,120,023
Stock options                                              280,092        97,005        83,731
Series A preferred stock                                 2,813,773     2,813,773     2,813,773
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Total fully diluted average common share equivalents    24,205,757    24,001,807    24,017,527
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Income before Preferred Stock dividends                $54,127,000   $49,205,000   $45,065,000
Less cash dividends on Citizens Holding Company                 --             -       113,000
Preferred Stock
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 Net Income                                            $54,127,000   $49,205,000   $44,952,000
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Fully Diluted Earnings per Common Share Equivalent:
 Net Income                                            $      2.24   $      2.05   $      1.88
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

COMMON STOCK
     On November 14, 1994, BOK Financial issued 1,380,017 shares of Common Stock to merge with Citizens Holding Company and its subsidiaries, Citizens Bank of Muskogee and Citizens Bank of Northwest Arkansas in a pooling-of-interests transaction. Common shares have been restated to reflect these shares as being outstanding for all periods presented. During 1996, 1995 and 1994, 3% dividends payable in shares of BOK Financial common stock were declared and paid. Common shares have been restated to reflect these shares as being outstanding for all periods.

STOCK OPTIONS
     BOK Financial has various stock option plans whereby each option awarded grants to the employee the right to purchase shares of Common Stock at the price set forth under the respective plan. Options awarded under these plans are subject to vesting requirements. Generally, one-seventh of the options vest annually and expire three years after vesting. Options were awarded under the 1994 Plan in 1994, 1995, and 1996. Canceled options under the 1994 Plan may be reawarded. The common share equivalents of the Stock Option Plans were determined using the treasury stock method, whereby the proceeds from the exercise of the options would be used to purchase Common Stock at the quarterly average market price for primary average common share equivalents, and at the greater of the quarterly average market price or period-end market price for primary average common share equivalents.

SERIES A PREFERRED STOCK
     The preferred stock is convertible, at the option of the holder, into one share Common Stock for each 89 shares of Series A Preferred Stock. BOK Financial may elect to convert all or part of the Series A Preferred Stock into Common Stock if BOK Financial shall fail to meet the published minimum risk-based capital ratios applicable to BOK Financial for a period of eight consecutive calendar quarters. During 1996, 1995 and 1994, 69,672 shares, 69,959 shares, and 65,279 shares of Common Stock were issued, respectively, by mutual agreement with the holders and in lieu of cash, in payment of dividends on the Series A Preferred Stock. Common shares have been restated to reflect these shares as being outstanding for all periods. For the 1996, 1995 and 1994 calculations of primary earnings per share, net income has been reduced by the value of the Common Stock issued in payment of dividends.
     Prior to its merger with BOK Financial, Citizens Holding Company had nonvoting preferred stock, on which it paid $113 thousand in cash dividends in 1994. These preferred shares were redeemed in full and canceled in conjunction with Citizens' merger with BOK Financial. For the 1994 calculations of primary and fully diluted earnings per share, net income has been reduced by the payment of cash dividends.